02047691

EXECUTION COPY

SEC MAIL PROCESSING
RECEIVED
AUG 06 2002
WASH. D.C. 155 SECTION

P.E.
8/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

PROCESSED
AUG 12 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, (a) a notice filed with KOSDAQ and the Financial Supervisory Commission of Korea on August 3, 2002, regarding the Company's disaffiliation with Hanaro Technology; and (b) an English translation of such notice.

계열회사의 제외

1. 대상계열회사	회사명	(주)하나로테크놀로지	(대표자)	남기철
	자본금 (원)	1,000,000,000		
	총자산 (원)	1,886,311,717		
	주요사업	정보통신공사업		
2. 처분금액 (원)		1,036,789,632		
- 처분주식수 (주)		199,998		
- 처분 후 출자비율 (%)		0.00		
3. 계열그룹명		하나로통신		
4. 계열회사수 (사)	변경전	8		
	변경후	7		
5. 계열회사 자산 총계 (원)	변경전	4,200,757,681,646		
	변경후	4,198,871,369,929		
6. 처분사유		경영합리화		
7. 변경일		2002년 08월 02일		
8. 기타		-		

[English Translation]

Hanaro Telecom, Inc.

Disaffiliation of Affiliated Company

1.Affiliated Company Concerned	Name of Company	Hanaro Technology	Name of Represeatative	Ki Chul Nam
	Capital Stock (KRW)	1,000,000,000		
	Total Assets (KRW)	1,886,311,717		
	Major Business	Telecommunications Construction and Engineering		
2.Disposal Amount (KRW)		1,036,789,632		
- No. of Stocks Disposed		199,998		
- Equity Investment Ratio after Disposal (%)		0.00		
3.Name of Affiliated Group		Hanaro Telecom, Inc.		
4.No. of Affiliated Companies		Before Disaffiliation	8	
		After Disaffiliation	7	
5.Total Assets of Affiliated Companies (KRW)		Before Disaffiliation	4,200,757,681,646	
		After Disaffiliation	4,198,871,369,929	
6.Reasons for Disaffiliation		Operational efficiency		
7.Date of Disaffiliation		August 2, 2002		

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: August 5, 2002

By: [signature]
Name: Kyu June Hwang
Title: Managing Director